ABSA

Group Secretariat
3rd Floor Absa Towers East
170 Main Street Johannesburg 2001
PO Box 7735 Johannesburg 2000
Tel 011 350 4000
Fax 011 350 4928
Swift Address: ABSA ZA JJ
http://www.absa.co.za

Groep Sekretariaat
3de Verdieping Absa Toringblok Oos
Mainstraat 170 Johannesburg 2001
Posbus 7735 Johannesburg 2000
Tel 011 350 4000
Faks 011 350 4928
Swift-Adres: ABSA ZA JJ
http://www.absa.co.za

05013107

25 November 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE, Mail Stop 3628
Washington DC 205 49-0302
USA

SUPPL

FAX: 09 1 202 772 9207

FILE REFERENCE NO.
082-04569

Dear Sir/Madam

<u>ABSA GROUP LIMITED: SENS ANNOUNCEMENT: INTERIM RESULTS – PROFIT AND DIVIDEND ANNOUNCEMENT</u>

Attached please find a copy of an announcement by Absa Group Limited in respect of the Group's interim results as at 30 September 2005, as published on the Johannesburg Securities Exchange's News Service (SENS) on Monday 21 November 2005.

Should you require any further information, please do not hesitate to contact us at the above address or telephone number.

Yours faithfully

W R SOMERVILLE
GROUP COMPANY SECRETARY

ABSA GROUP LIMITED - PROFIT AND DIVIDEND ANNOUNCEMENT
Incorporated in the Republic of South Africa)
Registration number: 1986/003934/06)
("Absa")
JSE Code: ASA
Issuer code: AMAGB
ISIN Code: ZAE000067237

INTERIM FINANCIAL RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2005

SALIENT FEATURES

	Six months ended			Year ended
	30 September			31 March
	2005	2004	Change %	2005
	(Unaudited)	(Unaudited)		(Audited)
Income statement (Rm)		(Restated)*		(Restated)*
Headline earnings	3 008	2 415	24,6	5 394
Profit attributable to equity holders	2 888	2 354	22,7	5 419
Balance sheet (Rm)				
Total assets	381 147	311 510	22,4	347 163
Loan and advances to customers	300 129	242 626	23,7	268 240
Deposits due to customers	278 529	231 993	20,1	251 985
Financial performance (%)				
Return on average equity	25,0	24,1		25,3
Return on average assets, excluding acceptances	1,65	1,56		1,65
Operating performance (%)				
Net interest margin on average assets	3,35	3,40		3,25
Net interest margin on average interest- bearing assets	3,80	3,81		3,70
Impairment losses on loans and advances as % of average loans and advances to customers	0,35	0,55		0,52
Non-performing advances as % of loans and advances to customers	1,8	3,0		2,2
Non-interest income as % of operating income	49,7	51,8		53,8
Cost-to-income ratio	59,9	59,0		56,6
Share statistics (million)				
Number of shares in issue	666,9	651,1		655,1
Weighted average number of shares	661,4	650,6		652,1
Weighted average diluted number of shares	693,0	665,5		677,3
Share statistics (cents per share)				
Headline earnings per share	454,8	371,2	22,5	827,2
Diluted headline earnings per share	434,9	363,6	19,6	797,9
Earnings per share	436,7	361,8	20,7	831,0
Diluted earnings per share	417,6	354,5	17,8	801,6
Dividends per share declared, relating to income for the period	160,0	95,0	68,4	295,0
Dividend cover (times)	2,8	3,9		2,8
Net asset value per share	3 752	3 180	18,0	3 569
Capital adequacy (%)				
Absa Bank	11,2	12,6		11,4
Absa Group	11,7	13,2		12,0

*Restated for International Financial Reporting Standards (IFRS), we draw your attention to our SENS announcement on 25 October 2005.

GROUP INCOME STATEMENT

	Six months ended 30 September		Change	Year ended 31 March
	2005	2004	%	2005
	(Unaudited)	(Unaudited)		(Audited)
		(Restated)		(Restated)
	Rm	Rm		Rm
Net interest income	6 249	5 162	21,1	10 431
Interest and similar income	14 946	13 668	9,4	27 160
Interest expense and similar charges	(8 697)	(8 506)	(2,2)	(16 729)
Impairment losses on loans and advances	(494)	(637)	22,4	(1 284)
	5 755	4 525	27,2	9 147
Net fee and commission income	4 370	4 049	7,9	8 816
Fee and commission income	4 846	4 441	9,1	9 599
Fee and commission expense	(476)	(392)	(21,4)	(783)
Net insurance premium income	1 234	1 012	21,9	2 051
Insurance premium revenue	1 355	1 150	17,8	2 341
Premiums ceded to reinsurers	(121)	(138)	12,3	(290)
Net claims and benefits paid	(522)	(436)	(19,7)	(929)
Gross claims and benefits paid on insurance contracts	(597)	(463)	(28,9)	(1 023)
Reinsurance recoveries	75	27	177,8	94
Gains and losses from banking and trading activities	344	383	(10,2)	870
Gains and losses from investment activities	880	412	113,6	1 228
Transfer to Life Fund	(729)	(284)	(156,7)	(668)
Other operating income	607	407	49,1	800
Net operating income	11 939	10 068	18,6	21 315
Operating expenses	(7 890)	(6 778)	(16,4)	(13 727)
Other operating expenses	(7 450)	(6 318)	(17,9)	(12 785)
Other impairments	–	(84)	100,0	(137)
Indirect taxation	(440)	(376)	(17,0)	(805)
Share of profit of associates	66	39	69,2	78
Operating profit before income tax	4 115	3 329	23,6	7 666
Income tax expense	(1 185)	(934)	(26,9)	(2 172)
Profit for the period after tax	2 930	2 395	22,3	5 494
Attributable to:				
Equity holders	2 888	2 354	22,7	5 419
Minority interest	42	41	2,4	75
	2 930	2 395	22,3	5 494

DETERMINATION OF HEADLINE EARNINGS

	Six months ended 30 September			Year ended 31 March
	2005	2004	Change	2005
	(Unaudited)	(Unaudited)	%	(Audited
		(Restated)		(Restated)
	Rm	Rm		Rm
Profit attributable to equity holders	2 888	2 354	22,7	5 419
Adjustments for:				
Net profit on disposal of				

property and equipment	(13)	(5)	>(100,0)	(12)
Net profit on disposal of available-for-sale assets, strategic investments, associated undertakings and joint ventures and subsidiaries	115	(18)	>100,0	(150)
Impairment of strategic and available-for-sale investments, associated undertakings and joint ventures and property	8	-	100,0	30
Amortisation of available-for-sale liquid assets	10	-	100,0	-
Goodwill impaired and written-off	-	84	(100,0)	107
Headline earnings	3 008	2 415	24,6	5 394

GROUP BALANCE SHEET

	Six months ended			Year ended
	30 September			31 March
	2005	2004	Change	2005
	(Unaudited)	(Unaudited)	%	(Audited)
		(Restated)		(Restated)
	Rm	Rm		Rm
Assets				
Cash, cash balances and balances with central banks	12 642	11 264	12,2	13 183
Statutory liquid asset portfolio	15 219	12 359	23,1	14 384
Loans and advances to banks	3 099	3 981	(22,2)	2 847
Trading assets	22 902	17 194	33,2	21 351
Hedging derivative assets	870	351	>100,0	600
Loans and advances to customers	300 129	242 626	23,7	268 240
Reinsurance contracts	327	95	>100,0	320
Current tax assets	9	15	(40,0)	5
Deferred tax assets	174	191	(8,9)	183
Investments	13 694	13 174	3,9	13 599
Investments in associated undertakings and joint ventures	562	643	(12,6)	607
Intangible assets	181	191	(5,2)	197
Property and equipment	3 096	3 086	0,3	3 209
Other assets	8 136	6 087	33,7	8 246
Clients' liabilities under acceptances	107	253	(57,7)	192
Total assets	381 147	311 510	22,4	347 163
Liabilities				
Deposits from banks	24 445	17 891	36,6	24 370
Trading liabilities	21 684	16 215	33,7	20 028
Hedging derivative liabilities	1 884	1 139	65,4	1 610
Deposits due to customers	278 529	231 993	20,1	251 985
Liabilities under investment contracts	5 644	3 041	85,6	4 325
Liabilities under insurance contracts	2 167	1 800	20,4	1 939
Provisions	1 492	1 321	12,9	1 509
Other liabilities	10 639	7 836	35,8	9 757
Borrowed funds	7 039	7 220	(2,5)	5 590
Current tax liabilities	485	728	(33,4)	493
Deferred tax liabilities	2 010	1 216	65,3	1 860
Liabilities to clients under				

acceptances	107	253	(57,7)	192
Total liabilities	356 125	290 653	22,5	323 658
Equity				
Capital and reserves attributable to equity holders:				
Share capital	1 325	1 301	1,8	1 310
Share premium	1 857	1 443	28,7	1 611
Retained earnings	21 118	17 115	23,4	19 967
Other reserves	518	831	(37,7)	385
	24 818	20 690	20,0	23 273
Minority interest	204	167	22,2	232
Total equity	25 022	20 857	20,0	23 505
Total equity and liabilites	381 147	311 510	22,4	347 163
Contingent liabilities	17 189	20 500	(16,2)	16 630

GROUP STATEMENT OF CHANGES IN EQUITY

		30 September	31 March
	2005	2004	2005
	(Unaudited)	(Unaudited)	(Audited)
		(Restated)	(Restated)
	Rm	Rm	Rm
Share capital	1 325	1 301	1 310
Opening balance	1 310	1 291	1 291
IFRS adjustment - treasury shares Absa Life	(2)	-	-
Shares issued	24	-	8
Consolidation of treasury shares held by Absa Life	1	-	-
Consolidation of Absa Group Limited Share Incentive Trust	(8)	10	11
Share premium	1 857	1 443	1 611
Opening balance	1 611	1 309	1 309
IFRS adjustment - treasury shares Absa Life	(40)	-	-
Shares issued	382	-	112
Consolidation of treasury shares held by Absa Life	10	-	-
Consolidation of Absa Group Limited Share Incentive Trust	(106)	134	190
Other reserves	518	831	385
Opening balance as previously reported	385	755	755
IFRS adjustments applied retrospectively	-	10	10
Movement in foreign currency translation reserve	(5)	8	30
Movement in regulatory general credit risk reserve	17	69	(332)
Movement in available-for-sale assets reserve	(17)	(67)	(73)
Movement in cash flow hedges reserve	12	19	(54)
Movement in insurance contingency reserve	19	21	31
Movement in associated undertakings and joint ventures' retained earnings reserve	66	3	(22)
Movement in share-based payments reserve	41	13	40
Retained earnings	21 118	17 115	19 967
Opening balance as previously reported	19 967	15 995	15 995
IFRS adjustments applied retrospectively	-	(424)	(424)

IFRS adjustments applied prospectively	(302)	-	-
Consolidation of Absa Group Limited Share Incentive Trust and other	-	-	(6)
Transfer to insurance contingency reserve	(19)	(21)	(31)
Transfer (to)/from associated undertakings and joint ventures' retained earnings reserve	(66)	(3)	20
Transfer (to)/from regulatory general credit risk reserve	(17)	(69)	332
Profit attributable to equity holders	2 888	2 354	5 419
Dividends paid during the period	(1 333)	(717)	(1 338)
Total shareholders' equity at end of period	24 818	20 690	23 273
Minority interest	204	167	232
Opening balance as previously reported	232	171	171
IFRS opening balance adjustments applied retrospectively	-	4	4
Other reserve movements	(70)	(49)	(18)
Minority share of profit	42	41	75
Total equity	25 022	20 857	23 505

GROUP CASH FLOW STATEMENT

	Six months ended		Year ended
	30 September		31 March
	2005	2004	2005
	(Unaudited)	(Unaudited)	(Audited)
		(Restated)	(Restated)
	Rm	Rm	Rm
Net cash flow from operating activites	417	1 392	5 908
Net cash flow from investing activities	(1 822)	(1 029)	(3 658)
Net cash flow from financing activities	459	(558)	(2 526)
Net decrease in cash and cash equivalents	(946)	(195)	(276)
Cash and cash equivalents at the beginning of the period	6 796	7 077	7 077
Other movements	(5)	(6)	(5)
Cash and cash equivalents at the end of the period	5 845	6 876	6 796

PROFIT CONTRIBUTION BY BUSINESS AREA

	Six months ended			Year ended
	30 September			31 March
	2005	2004	Change	2005
	(Unaudited)	(Unaudited)	%	(Audited)
		(Restated)		(Restated)
	Rm	Rm		Rm
Banking operations				
Retail banking	1 317	1 067	23,4	2 397
Absa Private Bank	99	78	26,9	221
Retail Banking Services	211	161	31,1	404
Flexi Banking Services	107	79	35,4	203
Absa Home Loans and Repossessed Properties	498	410	21,5	837
Absa Card	244	197	23,9	441
Small Business	158	143	10,5	290
Commercial banking	800	602	32,9	1 403
Business Banking Services	458	381	20,2	844
Absa Vehicle and Asset Finance	342	221	54,8	559
Wholesale banking and				

international operations	398	307	29,6	843
African operations	70	43	62,8	71
Corporate centre	(103)	(24)	>(100,0)	(288)
Capital and funding centre	1	(39)	>100,0	(159)
Total banking	2 483	1 956	26.9	4 267
Insurance, fiduciary and investment operations	645	459	40,5	1 127
Costs relating to the Barclays transaction	(120)	-	>(100,0)	-
Total headline earnings	3 008	2 415	24,6	5 394

Profit commentary

Sustained earnings growth

Absa Group Limited produced a solid performance for the six months under review with all the business clusters delivering strong earnings growth. These results are the first the Group is reporting under International Financial Reporting Standards (IFRS). Headline earnings increased by 24,6% to R3 008 million in comparison with headline earnings of R2 415 million for the corresponding period of the previous financial year. Headline earnings per share increased by 22,5%, from 371,2 to 454,8 cents per share.

Retail banking, commercial banking and the bancassurance operations have performed particularly well in an environment characterised by buoyant retail market conditions and a strong domestic equity market. Retail banking lifted earnings by 23,4%. Commercial banking and bancassurance operations grew earnings by 32,9% and 40,5% respectively. Wholesale banking increased earnings by 29,6% in a challenging market.

The Group delivered a return of 25,0% on average shareholders' equity (September 2004: 24,1%). An interim dividend of 160 cents per share has been declared, representing an increase of 68,4% over the 95 cents per share declared in November 2004.

The Group's sound capital position, together with the primary capital requirement for banks, which is expected to be reduced to 6% of risk-weighted assets from 1 January 2006, facilitated a lowering of the interim dividend cover to 2,8 times.

The Barclays transaction

Barclays Bank PLC acquired 53,96% of the Group's shares on 27 July 2005. It has since increased its shareholding to 56,40% (30 September 2005). Management, with the assistance of expertise obtained from Barclays, is progressing well with the implementation programme aimed at delivering sustainable pre-tax synergy benefits

amounting to R1,4 billion per annum four years after the completion of the transaction.

Diluted headline earnings per share

The appreciation in the share price and the resultant increase in value of the options issued to the Absa Group Limited Share Incentive Trust, the Absa Share Ownership Trust and Batho Bonke Capital (Proprietary) Limited, Absa's black economic empowerment partner, diluted headline earnings by 19,9 cents per share to 434,9 cents per share. Accordingly, the growth in fully diluted headline earnings per share was 19,6% compared with the same period of the previous financial year.

Accounting policies

Absa implemented IFRS with effect from 1 April 2005. The opening balance sheets at 1 April 2004 and 1 April 2005 have been restated accordingly. The comparative income statement for the six months to September 2004 and the balance sheet at that date have also been restated.

The full impact of IFRS was set out in a separate announcement made to the market on 25 October 2005 and is also contained in the interim financial results booklet and on the Group's website (www.absa.co.za). As IFRS are implemented internationally, evolving practices with regard to the interpretation and application of standards under IFRS could impact future reported results and disclosure.

Operating environment

Domestic demand conditions remained buoyant during the six months ended September 2005 and the sales of motor vehicles and other durable goods showed rapid growth. Much of this was financed by credit and assisted by a further 50 basis point reduction in interest rates.

Consumers continued to take on debt and debt-to-disposable income is currently at 61,8%, the highest level on record since 1990. In a low interest rate environment this could go even higher.

The rand weakened slightly from the very strong levels of below R6,00 to the dollar that were recorded during the first quarter of 2005. This aided the recovery of the primary and secondary sectors.

Despite a strong increase in fixed capital formation, the economy has been running at very high levels of capacity utilisation. This, together with the escalation in fuel prices, caused a pick-up in inflation.

The moderately deteriorating inflation outlook, together with high levels of credit extension growth and a larger current account deficit, have prompted the authorities to warn of a potential interest rate increase. This prospect is bound to ease the rate of growth in credit demand, although any interest rate increases will most likely be too small to have a material impact on default rates.

Group performance

Net interest income increased by 21,1% because of strong advances growth of 23,7% and stable margins. The implementation of IFRS, which resulted in the reclassification of certain fee income as margin income, has countered the margin pressure that followed the change in the funding mix in favour of wholesale deposits and the impact of increased competition on customer lending rates.

The Group's bad debt experience benefited from improved and prudent credit management techniques as well as the relatively low and stable interest rate environment. The impairment ratio, which reflects the impairment losses on loans and advances as a percentage of average loans and advances to customers, of 0,35% compares with 0,55% at 30 September 2004 and 0,52% for the full year to March 2005. Non-performing loans improved to 1,8% (September 2004: 3,0%) of loans and advances. The levels of provisions held in the Group are prudent and adequately cover the risks of uncollectable amounts.

Solid transaction volume growth and the continued increase in the retail customer base resulted in fee and commission income increasing by 9,1%. The reclassification of certain fees as margin income and the moderate level of price increases impacted fee revenue growth.

Insurance-related income grew strongly and treasury trading income increased by 19,5%. Investment income benefited from the strong domestic equity market. The gains for the six months amounted to R407 million, excluding gains attributable to policyholders, up 156,0% from the corresponding period.

The IFRS reclassification of fees caused non-interest income as a percentage of operating income to decline to 49,7%, which is below the Group's objective of maintaining a ratio of 50% or more.

The cost-to-income ratio increased to 59,9% after costs grew by 17,9% in the period under review. Investments have been made in the expansion and improvement of Absa's branch and ATM network. Regulatory compliance initiatives also drove up costs. The number of employees engaged in sales and customer service initiatives has also been

increased. The costs incurred as a result of the Barclays transaction amounted to R120 million (after taxation) and the Barclays implementation programme added a further R61,1 million (after taxation).

Segmental reporting

Retail banking - *Headline earnings up 23,4%*

Retail banking increased its headline earnings contribution by 23,4%, with strong performances from all business units. This strong performance resulted from a buoyant consumer and property market and the low interest rate environment. Gross advances growth was 31,1%. The main driver was mortgage loan growth of 34,7%, well-supported by credit card and personal loan growth of 29,5% and 23,5% respectively.

Fees in some instances remained unchanged and where fees were increased with effect from April 2005, these were kept well below the inflation rate. Growth in non-interest income amounted to 10,8%, mainly as a result of increased transaction volumes. The growth in transaction volumes emanated from increased activities of existing customers and an increase in the number of customers from 6,9 million in March 2005 to 7,4 million in September 2005.

The credit impairment charge in the retail market declined to a historical low of 0,13%. This charge reflects the quality of the advances portfolio and the improved net worth of customers partly owing to the strong growth in residential property values.

During the six months under review, 20 new staffed outlets were opened, mainly in previously disadvantaged areas, and a further 76 upgraded. An additional 390 automated teller machines (ATMs) were installed. This, together with the branches and ATMs rolled out during the previous financial year, resulted in relatively high cost growth of 16,1%. This expansion of the Group's delivery reach enhances the sustainability of future revenue growth and provides access to financial services to a far greater proportion of the South African population.

Commercial banking - *Headline earnings up 32,9%*

Commercial banking now contributes approximately one quarter of the Group's headline earnings. Gross advances and deposits were up by 18,8% and 19,5% respectively and were driven by the large and medium business segments and asset and vehicle financing.

Business Banking Services experienced some margin pressure on selected advance and deposit products, resulting in net interest growth of 9,4%. The credit impairment

charge was lower despite the solid advances growth. The impairment ratio stands at 0,69%. Management was able to restrict operating expenditure growth to below 10% by focusing on a more streamlined operating model to optimise operational costs by sharing resources and structures.

During recent years, Absa Vehicle and Asset Finance (AVAF) has extended its reach beyond the traditional markets of vehicle finance into other classes of commercial moveable assets. It has also extended its service offering in the area of fleet management.

This has been achieved through organic growth and the acquisition of Union Finance (office automation finance) and Avena LeasePlan (fleet management) in recent years. The full impact of these acquisitions is starting to reflect in the results. These entities have been renamed Absa Technology Finance Solutions and Absa Vehicle Management Solutions respectively.

In AVAF's traditional market, low interest rates and a lack of vehicle price increases have boosted demand for vehicle sales to record highs, with a corresponding demand for vehicle finance.

AVAF has also pursued a strategy of forming strategic alliances with manufacturers and dealer groups, which is paying dividends. During the period, three new alliances were formed.

AVAF is becoming a major force in the heavy and extra heavy truck finance market. This growth, combined with the focus on generating fee-based income and cost containment emanating from the new business model introduced in recent years and a low bad debt experience, contributed to the impressive headline earnings growth.

Wholesale banking *- Headline earnings up 29,6%*

Earnings from merchant banking grew strongly following good deal flow in the areas of empowerment and project finance. Corporate credit demand remains subdued but corporate banking benefited from low credit losses and a solid increase in transactional banking. Revenue from treasury trading activities was higher as a result of an increase in equity-related and customer foreign exchange trading activities, which resulted in a lower risk profile and less volatility.

The winding down of the Group's international operations in Singapore and Asia is almost complete. The net contribution of these two offices has been a loss of R66 million. The business conducted in the London office has been scaled down and now

focuses on the offshore needs of South African corporates and on sub-Saharan African transactions.

Other African operations *- Headline earnings up 62,8%*

The earnings from banking operations in other African countries are somewhat distorted by an initiative to align their reporting periods with that of the Absa Group. In the past, some of the earnings of these banks have been accounted for in arrears. The periods are now fully aligned, with the effect that more than six months of earnings are included in this period. If the impact of the additional months are excluded, the growth in headline earnings would have been 29,1%.

The portfolio of banks has continued to perform according to expectations with strong performances from the National Bank of Commerce in Tanzania and Bank Windhoek in Namibia.

Financial services *- Headline earnings up 40,5%*

The Group's bancassurance activities performed exceptionally well, with very strong operational and underwriting performances by both the life assurance and short-term insurance operations. Buoyant equity markets also contributed handsomely.

The main drivers of Absa Life's earnings were improved product sales, favourable claims and lapse experiences and operational efficiency gains. A mild winter and generally stable weather conditions contributed to good profitability on short-term property insurance.

The Absa money market fund grew by R1,8 billion to R38,2 billion.

Absa Brokers posted an improved performance, resulting mainly from benefits derived from short-term broking through e-delivery business as well as the operationalisation of the data brokers where strong sales growth was experienced.

Net asset value and capital adequacy

Absa's strong operational performance increased the net asset value of the Group by 18,0% from 3 180 cents per share to 3 752 cents per share.

On the basis of the prescribed consolidated capital requirements of the South African Reserve Bank (SARB), the Group's capital stood at 11,7% of risk-weighted assets at 30 September 2005 (March 2005: 12,0%). Absa Bank's primary capital ratio was 7,5% (March 2005: 8,0%) and the secondary capital ratio was 3,7% (March 2005: 3,4%).

Prospects

Consumer demand for credit is expected to remain strong for the near-term, albeit not as buoyant as over the past 18 months. Inflation is expected to remain within the government's target of 3-6% and interest rates are likely to increase slightly over the next year.

Interest margins are expected to contract further as a result of the competitive landscape and an increased reliance on wholesale funding.

Credit quality is expected to remain sound and the charge to the income statement relatively low.

The Group expects earnings growth momentum to be maintained for the remainder of the current financial reporting period ending 31 December 2005.

On behalf of the board

D C Cronjé	S F Booysen
Chairman	Group chief executive
21 November 2005	

Declaration of ordinary dividend number 38

Shareholders are advised that an interim dividend of 160 cents per ordinary share was declared on Monday, 21 November 2005, and is payable to shareholders recorded in the register of members of the company at the close of business on Friday, 23 December 2005. In compliance with the requirements of STRATE, the electronic settlement and custody system used by the JSE, the following salient dates for the payment of the dividend are applicable:

Last day to trade cum dividend	Thursday, 15 December 2005
Shares commence trading ex dividend	Monday, 19 December 2005
Record date	Friday, 23 December 2005
Payment of dividend	Tuesday, 27 December 2005

Share certificates may not be dematerialised or rematerialised between Monday, 19 December 2005, and Friday, 23 December 2005, both dates inclusive. On Tuesday, 27 December 2005 the dividend will be electronically transferred to the bank accounts of certificated shareholders who use this facility. In respect of those who do not, cheques dated 27 December 2005 will be posted on or about that date. The accounts of shareholders who have dematerialised their shares (which are held

at their central securities depository participant or broker) will be credited on Tuesday, 27 December 2005.

ABSA

Group Secretariat
3rd Floor Absa Towers East
170 Main Street Johannesburg 2001
PO Box 7735 Johannesburg 2000
Tel 011 350 4000
Fax 011 350 4928
Swift Address: ABSA ZA JJ
http://www.absa.co.za

Groep Sekretariaat
3de Verdieping Absa Toringblok Oos
Mainstraat 170 Johannesburg 2001
Posbus 7735 Johannesburg 2000
Tel 011 350 4000
Faks 011 350 4928
Swift-Adres: ABSA ZA JJ
http://www.absa.co.za

25 November 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE, Mail Stop 3628
Washington DC 205 49-0302
USA

FAX: 09 1 202 772 9207

FILE REFERENCE NO. 082-04569

Dear Sir/Madam

ABSA GROUP LIMITED: SENS ANNOUNCEMENT: DIRECTORS' DEALINGS

Attached please find copies of announcements in respect of Directors' purchases of shares of Absa Group Limited as published on the Johannesburg Securities Exchange's News Service (SENS) on Tuesday, 22 November 2005 and Wednesday, 23 November 2005 respectively.

Should you require any further information, please do not hesitate to contact us at the above address or telephone number.

Yours faithfully

W R SOMERVILLE
GROUP COMPANY SECRETARY

ABSA GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/003934/06)
("Absa")
JSE CODE: ASA
Issuer code: AMAGB
ISIN CODE: ZAE000067237

NOTICE OF DEALINGS IN SECURITIES IN TERMS OF PARAGRAPHS 3.63 TO 3.74 OF THE JSE LISTINGS REQUIREMENTS

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited the following information is disclosed.

Name:	L N Jonker
Designation:	Absa Group Limited non-executive director
Date of transaction:	22 November 2005
Number of shares purchased:	1 000 at 8925 cents per share
Class of securities:	Ordinary shares of 200 cents each
Value of transaction:	R89 250.00
Nature of Interest:	Direct Beneficial

Name:	L N Jonker
Designation:	Absa Group Limited non-executive director
Date of transaction:	22 November 2005
Number of shares purchased:	2 110 at 8925 cents per share
Class of securities:	Ordinary shares of 200 cents each
Value of transaction:	R188 317.50
Nature of Interest:	Indirect Beneficial

Clearance to deal in terms of the Listings Requirements of the JSE Limited has been obtained in respect of both these transactions.

Johannesburg
23 November 2005

Lead Sponsor
Merrill Lynch South Africa (Pty) Limited
Co-Sponsor
ABSA Corporate and Merchant Bank

ABSA GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/003934/06)
("Absa")
JSE CODE: ASA
Issuer code: AMAGB
ISIN CODE: ZAE000067237

NOTICE OF DEALINGS IN SECURITIES IN TERMS OF PARAGRAPHS 3.63 TO 3.74 OF THE JSE LISTINGS REQUIREMENTS

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited the following information is disclosed.

Name:	A S du Plessis
Designation:	Absa Group Limited non-executive director
Date of transaction:	22 November 2005
Number of shares purchased:	3 400 at 8865 cents per share
Class of securities:	Ordinary shares of 200 cents each
Value of transaction:	R301 410.00
Nature of Interest:	Indirect Beneficial
Date of clearance to deal:	21 November 2005

Clearance has been obtained in respect of this dealing in securities.

Johannesburg
22 November 2005

Lead Sponsor
Merrill Lynch South Africa (Pty) Limited
Co-Sponsor
ABSA Corporate and Merchant Bank